================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)

                         ______________________________


                        EMMIS COMMUNICATIONS CORPORATION
                   (Name of Subject Company and Filing Person)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    291525103
                      (CUSIP Number of Class of Securities)

                             J. SCOTT ENRIGHT, ESQ.
                                 ONE EMMIS PLAZA
                               40 MONUMENT CIRCLE
                                    SUITE 700
                           INDIANAPOLIS, INDIANA 46204
                                 (317) 266-0100

                                    COPY TO:
                              JAMES M. DUBIN, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000

            (Name, address and telephone number of person authorized
         to receive notices and communications on behalf of the Offeror)
                         ______________________________

                            CALCULATION OF FILING FEE

         TRANSACTION VALUATION*                   AMOUNT OF FILING FEE
         ----------------------                   --------------------
            Not applicable.                          Not applicable.


______________

* This filing relates solely to preliminary communications made before the commencement of a tender offer, so no fee is payable.
|_| Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
          Amount Previously Paid:              Filing Party:
          Form or Registration No.:            Date Filed:
|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transaction to which the statement relates:
|_|  Third-party tender offer subject to Rule 14d-1.
|X|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

================================================================================

For Immediate Release                                                  Contacts:
Tuesday, May 10, 2005                                   Walter Berger, EVP & CFO
                                       Kate Snedeker, Media & Investor Relations
                                                                    317.266.0100


        EMMIS ANNOUNCES INTENTION TO COMMENCE DUTCH AUCTION TENDER OFFER

                    EMMIS ALSO ANNOUNCES THAT IT WILL EXPLORE
           STRATEGIC ALTERNATIVES FOR THE COMPANY'S TELEVISION ASSETS

Indianapolis...Emmis Communications Corporation (NASDAQ: EMMS) announced today that its Board of Directors has approved a "Dutch Auction" tender offer to purchase up to 20,250,000 shares of its Class A common stock at a price per share not less than $17.25 and not greater than $19.75. The mid-point of this range represents approximately a 20% premium to the closing price per share of the Class A common stock of $15.45 on the Nasdaq National Market on May 9, 2005.

Separately, Emmis announced that it has engaged The Blackstone Group as its financial advisor and Paul, Weiss, Rifkind, Wharton & Garrison LLP as its legal counsel to assist in evaluating strategic alternatives for the Company's television assets. This process could result in a decision to sell all or a portion of its television assets. Banc of America Securities LLC, Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. are also advising the Company with respect to its television business.

Jeffrey H. Smulyan, the CEO, President and Chairman of the Board of Emmis, said, "Our decision to explore strategic alternatives for our television assets comes from our ongoing dedication to lowering our debt and putting us in a better position for growth, but also from the recognition that, in order to reach their full potential, our television stations need to be aligned with a company that is larger and more singularly focused on the challenges of American television. Our television employees have proven themselves to be the best operators in American television, and they deserve the opportunity to continue the good work they've done in the last seven years."

The number of shares of Class A common stock proposed to be purchased in the Dutch Auction tender offer represents approximately 39% of the outstanding shares of Class A common stock and approximately 36% of the outstanding shares of Class A and Class B common stock. The tender offer is expected to commence within 7 days.

The purchase will be financed from a combination of new borrowings under Emmis' existing credit facility and new financing. As a result, the tender offer will be subject to the receipt of debt financing on terms and conditions satisfactory to Emmis, in its reasonable judgment, in an


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Add One/Emmis                                                                  2


amount sufficient to purchase the Class A shares in the tender offer and to pay related fees and expenses.

Smulyan, Emmis' largest shareholder, has advised Emmis that he does not intend to tender any shares beneficially owned by him.

Under the procedures for a Dutch Auction tender offer, Emmis' shareholders will have the opportunity to tender some or all of their Class A shares at a price within the $17.25 to $19.75 range per share. Based on the number of Class A shares tendered and the prices specified by the tendering shareholders, Emmis will determine the lowest per-share price within the range that will enable it to buy 20,250,000 Class A shares, or if a lesser number of Class A shares are properly tendered, all Class A shares that are properly tendered and not withdrawn. All Class A shares accepted in the tender offer will be purchased at the same determined price per share regardless of whether the shareholder tendered at a lower price. Shareholders whose Class A shares are purchased in the offer will be paid the determined purchase price net in cash, without interest, after the expiration of the offer period. The offer is not contingent upon any minimum number of Class A shares being tendered. The offer is subject, however, to a number of other terms and conditions that will be described in the offer to purchase to be distributed to shareholders.

Neither Emmis nor its Board of Directors is making any recommendation to shareholders as to whether to tender or refrain from tendering their Class A shares into the tender offer. Shareholders must decide how many Class A shares they will tender, if any, and the price within the stated range at which they will offer their Class A shares for purchase by Emmis.

In addition, Emmis announced today that its Board of Directors has authorized a share repurchase program to be made effective after the completion of the tender offer. The share repurchase program would permit Emmis, to the extent that it does not purchase 20,250,000 Class A shares in the tender offer, to purchase up to a number of Class A shares equal to the shortfall plus an additional number of Class A shares equal to 5% of the total outstanding shares after the tender offer. Whether or to what extent Emmis chooses to make such purchases will depend upon market conditions and Emmis' capital needs, and there is no assurance that Emmis will conclude such purchases for any or all of the authorized amounts remaining. No such purchases will be made by Emmis before or during the pendency of the tender offer or for at least 10 business days following termination of the offer.

The dealer managers for the tender offer will be Banc of America Securities LLC and Deutsche Bank Securities Inc. and the information agent will be Georgeson Shareholder Communications, Inc. The depositary will be Wachovia Bank, N.A. Emmis has also retained Paul, Weiss, Rifkind, Wharton & Garrison LLP to act as its legal counsel in the tender offer. When the tender offer is commenced, the offer to purchase and related documents will be mailed to holders of record of Class A shares and also will be made available for distribution to beneficial owners of Class A shares. For questions and information, please call the information agent toll free at (866) 399-8748.


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Add Two/Emmis                                                                  3


Emmis will host a conference call to discuss the Dutch Auction tender offer and the exploration of strategic alternatives for its television assets. Emmis Chairman/Chief Executive Officer Jeff Smulyan and Executive Vice President/Chief Financial Officer Walter Berger will host the call.

To access this conference call, please dial 1.517.623.4891, or listen online at WWW.EMMIS.COM.

DATE/TIME Tuesday, May 10, 2005
Eastern 11 a.m.
Central 10 a.m.
Mountain 9 a.m.
Pacific 8 a.m.

CALL NAME/PASSCODE Emmis

Call LEADERS Jeff Smulyan and Walter Berger
CALL PLAYBACK A digital playback of the call will be available through Tuesday, May 17, by dialing 1.203.369.3617.

Investors have the opportunity to listen to the conference call over the Internet through the Emmis site, WWW.EMMIS.COM. To listen to the live call, please go to the website at least fifteen minutes early to register, download, and install any necessary audio software.

If you have any questions or need further clarification, please contact:
Kate Snedeker, Media & Investor Relations, 317.684.6576, kate@emmis.com

EMMIS COMMUNICATIONS -- GREAT MEDIA, GREAT PEOPLE, GREAT SERVICE (R)
Emmis Communications is an Indianapolis-based diversified media firm with radio broadcasting, television broadcasting and magazine publishing operations. Emmis owns 23 FM and 2 AM domestic radio stations serving the nation's largest markets of New York, Los Angeles and Chicago as well as Phoenix, St. Louis, Austin, Indianapolis and Terre Haute, IN. In addition, Emmis owns a radio network, international radio stations, 16 television stations, regional and specialty magazines and ancillary businesses in broadcast sales and book publishing.

The television assets of Emmis include the following 16 stations: WKCF-TV, WB 18 in Orlando, FL; KOIN-TV, CBS 6 in Portland, OR; WVUE-TV, FOX 8 in New Orleans; KRQE-TV, CBS 13 in Albuquerque, NM; WSAZ-TV, NBC 3 in Huntington/Charleston, WV; WALA-TV FOX 10 and WBPG-TV WB 55 in Mobile, AL/Pensacola, FL; KSNW-TV, NBC 3 in Wichita, KS; WLUK-TV, FOX 11 in Green Bay, WI; KGUN-TV, ABC 9 in Tucson, AZ; KGMB-TV, CBS 9 and KHON-TV, FOX 2 in Honolulu; KMTV-TV, CBS 3 in Omaha, NE; WFTX-TV, FOX 4 in Ft. Myers, FL; KSNT-TV, NBC 27 in Topeka, KS; and WTHI-TV, CBS 10 in Terre Haute, IN.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF EMMIS CLASS A COMMON STOCK. EMMIS HAS NOT YET COMMENCED THE TENDER OFFER DESCRIBED HEREIN. THE TENDER OFFER WILL BE MADE ONLY PURSUANT TO THE OFFER TO PURCHASE AND RELATED


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Add Three/Emmis                                                                4


MATERIALS THAT EMMIS WILL BE DISTRIBUTING TO ITS SHAREHOLDERS. SHAREHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE AND RELATED MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS AND INVESTORS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE AND OTHER DOCUMENTS THAT EMMIS WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (WHEN AVAILABLE) AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. SHAREHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER.

CERTAIN STATEMENTS INCLUDED ABOVE WHICH ARE NOT STATEMENTS OF HISTORICAL FACT, INCLUDING FINANCIAL DATA FOR QUARTERS OR OTHER PERIODS THAT ARE NOT YET COMPLETED AND STATEMENTS IDENTIFIED WITH THE WORDS "CONTINUES," "EXPECT," "WILL," OR "WOULD," ARE INTENDED TO BE, AND ARE, IDENTIFIED AS "FORWARD-LOOKING STATEMENTS," AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF EMMIS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULT, PERFORMANCE OR ACHIEVEMENT EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, GENERAL ECONOMIC AND BUSINESS CONDITIONS; FLUCTUATIONS IN THE DEMAND FOR ADVERTISING; INCREASED COMPETITION IN THE BROADCASTING INDUSTRY INCLUDING THE IMPLEMENTATION OF COMPETING FORMATS IN LARGE MARKETS; THE ATTRACTION AND RETENTION OF QUALITY TALENT AND OTHER PROGRAMMING; PUBLIC AND GOVERNMENTAL REACTION TO EMMIS PROGRAMMING DECISIONS; CHANGES IN THE COSTS OF PROGRAMMING; CHANGES IN INTEREST RATES; INABILITY TO GROW THROUGH SUITABLE ACQUISITIONS, INCLUDING THE DESIRED RADIO; INABILITY OR DELAY IN CLOSING ACQUISITIONS OR DISPOSITIONS; TERRORIST ATTACKS OR OTHER LARGE-SCALE DISASTERS; WARS AND OTHER EVENTS CREATING ECONOMIC UNCERTAINTY; AND OTHER FACTORS MENTIONED IN DOCUMENTS FILED BY EMMIS WITH THE SECURITIES AND EXCHANGE COMMISSION. FURTHERMORE, THERE CAN BE NO ASSURANCE THAT EMMIS WILL BE ABLE TO REACH A DEFINITIVE AGREEMENT WITH POTENTIAL BUYERS OF ITS TELEVISION ASSETS OR THAT SUCH TRANSACTIONS, IF AGREED, COULD BE CONSUMMATED OR ON WHAT TERMS. EMMIS DOES NOT UNDERTAKE ANY OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS BECAUSE OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

The following announcement was sent yesterday evening, after the close of business, to the employees of Emmis Communications Corporation by Jeffrey H. Smulyan, the CEO, President and Chairman of the Board of Emmis.


IMPORTANT ANNOUNCEMENT ABOUT EMMIS

Tomorrow morning we are announcing that Emmis has hired an investment banking firm to help us explore strategic alternatives for our television business. While we are open to a number of scenarios, this decision likely will lead to the sale of all or substantially all of our television business. In addition, we are offering to buy back up to $400 million of our stock.

This has been the most difficult decision of my broadcasting career, especially in light of the remarkable performance by our entire television group, led by Randy Bongarten. Yet after much careful consideration, the board and I have concluded that this is the right decision for our company.

Our industries have changed dramatically over the last several years, and those changes have led us to two conclusions. First, for Emmis to prosper, it must lower its debt and position itself to explore new growth opportunities. Second, in the future, the most successful TV companies will be those that are larger and more singularly focused on the challenges of American television. What we are beginning today ultimately will lower our debt and give the people at our TV stations the chance to be part of an organization that is better positioned to support their long-term success.

We are dedicated to finding a solution that not only is best for Emmis but also is best for our TV employees. While an outright sale of our TV stations is likely, we have not closed the door to other options. For example, we are open to working with partners who would take a majority financial interest in the TV group while we stay involved in management. Additionally, we have encouraged Randy Bongarten to explore the possibility of creating a company that could buy all or part of our group. Whatever the case, our goals are to find the best home for the people of Emmis TV while, at the same time, maximizing the value of our TV assets. They have proven themselves to be the best operators in American television, and they deserve the opportunity to continue the good work they've done in the last seven years.

You all know how much I love Emmis - my entire professional life has been dedicated to building this company and helping it and its people achieve new levels of success. That hasn't changed. I know that what we're doing today is what's best for this company and everybody who works for it.

People inevitably will ask whether today's announcements means Emmis will be buying more radio stations or magazines. Clearly, with a better capital structure, we will have more flexibility to grow in our current businesses, as well as to explore new, related areas. While we believe that buying back our stock is the most prudent investment we can make today, we certainly will consider and pursue the right opportunities for growth and value creation.

In the months ahead, we will keep you apprised of any and all developments that result from today's announcement. Thank you for all you do for Emmis Communications and for your continued hard work and dedication.

Jeff